Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 12, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2247

Core Four 60/40 Retirement Portfolio, Series 20

File Nos. 333-265794 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2247, filed on June 23, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 20 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.       The “Principal Investment Strategy” section states that the trust will invest approximately twenty percent of its assets in growth companies. Please include under the “Principal Risks” section the risks associated with investing in growth companies.

Response: In response to this comment, the following disclosure has been added the Principal Risks section:

The trust invests in “growth” stocks. Growth stocks are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the trust’s return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren